

Werner Gruber • Vice President of Design

Werner Gruber is Vice President of Design at Saleen Automotive. He started his Career at Pininfarina, one of the most famous design houses in the automotive field. In 2010 he joined Ferrari and was the senior lead exterior designer of the LaFerrari, FXX-K and the Ferrari Portofino.

In 2019 he joined Saleen and was involved in the Development of the Saleen S1, and the Saleen Formula; a track-only, formula spec racecar.

Having insight into the latest technology for the burgeoning EV marketplace, he worked as a consultant for BYD – Shenzhen, supervising numerous vehicles until 2021.

He has been a recipient of numerous design awards; including RedDot for the LaFerrari in 2015, RedDot Best of the Best in 2015 for the Ferrari FXX-K. His Projects also won the IF Gold Award for 2016, and RedDot Best of the Best for the Ferrari Portofino in 2018.